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July 18, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shanick
Erin Purnell

Re:	SRIVARU Holding Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed on June 25, 2024
File No. 333-279843
SEC Comment Letter dated July 3, 2024

Dear Mmes. O’Shanick and Purnell:

On behalf of SRIVARU Holding Limited (“SRIVARU”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 2 (including certain exhibits) (“Amendment No. 2”) to the Registrant’s above-referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment No. 1”). This letter and Amendment No. 2 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 3, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 2 marked to indicate the changes from the Amendment No. 1 that was filed on June 25, 2024.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 2.

Mrs. Jenny O’Shanick and Mrs. Erin Purnell

Securities and Exchange Commission

July 18, 2024

Amendment No. 1 to Registration Statement on Form F-1

Executive and Director Compensation, page 80

1.	We note your revisions in response to prior comment 2 and reissue in part. We note your disclosure that no compensation was paid “for the Company’s last full financial year since the period covered in this Registration Statement is the first applicable period for such disclosure since the closing of the Business Combination.” We also note that closing of the Business Combination occurred on December 8, 2023. Please revise to clarify whether the period in your revised disclosure covers the full financial year for the year ended March 31, 2024. Further, we note your disclosure that initial grants of equity may have been granted to directors. Disclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company. Please advise. Further, if the initial grants of equity were granted in the form of stock options, please provide the title and amount of securities covered by the options, the exercise price, the purchase price (if any), and the expiration date of the options. Finally, we note that the filing includes other footnotes that appear to be internal notes to update the disclosure as required. Please review and revise the footnotes on pages 5, 6, 49, 76, and 80 to ensure that your disclosure is complete and current.

Response: We have revised the disclosure to clarify that the disclosure covers the full financial year through March 31, 2024, and that the home country disclosure regime does not require compensation disclosure on an individual basis.

Index to Financial Statements, page F-1

2.	Please update the financial statements and other financial information in the filing, including, but not limited to, MD&A, to comply with Item 8.A.4 of Form 20-F.

Response: We have revised Amendment No. 2 to provide updated MD&A and audited financial statements for the year ended March 31, 2024.

*     *     *

We hope that the foregoing has been helpful to the Staff’s understanding of SRIVARU’s disclosure and that the disclosure modifications in Amendment No. 2 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Limited)
Lee McIntyre (Norton Rose Fulbright US LLP)

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